EXHIBIT 99.5

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350

In connection with the accompanying report on Form 6-K of NOVA Chemicals Corporation for the quarter ended March 31, 2008 (the “Report”), I, Larry A. MacDonald, Chief Financial Officer of NOVA Chemicals Corporation, hereby certify pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) such Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in such Report fairly presents, in all material respects, the financial condition and results of operations of NOVA Chemicals Corporation.

/s/ Larry A. MacDonald
April 24, 2008	Larry A. MacDonald Chief Financial Officer